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                                                                    EXHIBIT 20.1
                                                                   PRESS RELEASE
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
PRESS CONTACT:                                       INVESTOR RELATIONS CONTACT:
Jeanette Gibson                                      Roberta De Tata
Cisco Systems, Inc.                                  Cisco Systems, Inc.
(408) 525-8965                                       (408) 527-6388
jegibson@cisco.com                                   rdetata@cisco.com

ANALYST RELATIONS CONTACT:
Art Rangel
Cisco Systems, Inc.
(408) 853-5705
arangel@cisco.com
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            CISCO SYSTEMS TO ACQUIRE INFOGEAR TECHNOLOGY CORPORATION
                  NEW SOFTWARE TO MANAGE INFORMATION APPLIANCES

     SAN JOSE, Calif., March 16, 2000 - Cisco Systems, Inc., today announced a definitive agreement to acquire privately-held InfoGear Technology Corporation of Redwood City, Calif. InfoGear is a leading provider of Internet appliances and software used to manage information appliances. This acquisition underscores Cisco's New World strategy to deliver end-to-end solutions for service providers and other customers to deploy advanced data, voice and video services.

     Under the terms of the agreement, Cisco common stock with an aggregate value of approximately $301 million will be exchanged for all outstanding shares and options of InfoGear. Cisco currently holds a minority stake of 8% in InfoGear. This acquisition will be accounted for as a pooling of interests and is expected to close in the fourth quarter of Cisco's fiscal year 2000.

     The acquisition has been approved by the board of directors of each company and is subject to various closing conditions.

     Cisco is acquiring InfoGear to offer service providers, consumer-based businesses and vertical markets a comprehensive solution to deliver and manage services to multiple types of information appliances. InfoGear's hardware and software, designed to be integrated into information appliances, will allow our customers to remotely manage and upgrade information appliances from a central location, deliver customized content to any information appliance and offer advanced New World integrated services.

     InfoGear was founded in 1995. The 74 employees will be led by InfoGear CEO Ed Cluss and will join Cisco's Small and Medium Line of Business led by Senior Vice President Charles Giancarlo.

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ABOUT CISCO SYSTEMS

     Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at www.cisco.com.

                                      # # #

Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. and/or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.